CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated November 14, 2003, accompanying the financial statements and financial highlights of the Chase Mid-Cap Growth Fund, a series of shares of The World Funds, Inc. appearing in the Annual Report to Shareholders for the year ended September 30, 2003, which is incorporated by reference in the Combined Proxy Statement and Prospectus for the reorganization of Chase Mid-Cap Growth Fund, a series of The World Funds, Inc. into Chase Mid-Cap Growth Fund, a series of Advisors Series Trust. We consent to the use of the aforementioned report and to the references to our Firm in the Registration Statement.

TAIT, WELLER & BAKER
Philadelphia, Pennsylvania
July 12, 2004